Coca-Cola FEMSA Letterhead

September 15, 2008

VIA FACSIMILE AND EDGAR TRANSMISSION Mr. John Reynolds Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Coca-Cola FEMSA, S.A.B. de C.V. Form 20-F for Fiscal Year Ended December 31, 2007 File No. 001-12260

Dear Mr. Reynolds:

By letter dated August 29, 2008, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on the annual report on Form 20-F (“Form 20-F”) filed on June 30, 2008 by Coca-Cola FEMSA, S.A.B. de C.V. (the “Company”). The Company is submitting today via EDGAR and facsimile responses to the Staff’s comments.

For convenience, we have reproduced below the Staff’s comments and have provided responses immediately below the comments.

Recent developments, page 37

1.

We note in the second paragraph under 'Recent developments' that on December 21, 2007 and on May 30, 2008, you sold to The Coca-Cola Company most of your proprietary brands and that these trademarks are now being licensed to you by The Coca-Cola Company. Please tell us the Mexican peso and U.S. dollar value of these transactions, and any other information regarding the transactions that is material to investors pursuant to Item 7 (B) of Form 20-F. Tell us why you have not discussed this transaction in Notes 13, 'Balances and Transactions with Related Parties and Affiliated Companies', or 29, 'Subsequent Events', pursuant to Rule 4-08 of Regulation S-X.

The sale of brands to The Coca-Cola Company are considered sales of future revenues, for which reason they are recorded as a liability between the Company and The Coca-Cola Company and did not result in any loss or gain in the period to the Company. The December 21, 2007 transaction is reflected in “Note 13. Balances and Transactions with Related Parties and Affiliated Companies” in the 2007 column under “Liabilities (suppliers and other liabilities)—The Coca-Cola Company” and the May 30, 2008 transaction will be similarly reflected. This

Mr. John Reynolds, page 2

accounting treatment is described as follows in “Note 4. Significant Accounting Policies” under “(n) Revenue Recognition” as follows:

Revenues from the sale of private label brands in which the Company has a significant continuing involvement (i.e. will continue to produce and sell under the private label) are deferred and amortized against the related costs of future sales over the period of the sales arrangement.

The December 21, 2007 transaction was valued at US$ 48 million (Ps. 522 million) and the May 30, 2008 transaction was valued at US$ 16 million (Ps. 158 million). The Company did not separately disclose these amounts or provide subsequent event disclosure because it did not regard these amounts as material. The Company will further clarify the accounting for these payments and include additional disclosure as to the value of the transactions and that the transactions were conducted on an arm’s length basis in future filings.

Related Party Transactions, page 78

2.

We note your discussion on page 57 regarding The Coca-Cola Company's contributions to your capital expenditure program, including the statement that you believe that Coca-Cola will make additional contributions in the future. With a view to disclosure in future filings, please advise us of the basis for this belief. See Item 7 B. of Form 20-F.

We note the Staff’s comment and advise the Staff that, to the extent the Company includes this statement in future filings, the Company will also disclose the basis for this belief, which principally consists of past practice with The Coca-Cola Company and the benefits to The Coca-Cola Company as owner of the Coca-Cola brands from investments that support the strength of the brands in the Company’s territories.

Exhibits, page 107

3.

We note disclosure on pages 13 and 78 that on December 21, 2007 and May 30, 2008, you sold to The Coca-Cola Company most of your proprietary brands and that those trademarks are now being licensed to you by The Coca-Cola Company. It does not appear that any of your exhibits relate to these licensing arrangements. To the extent you have not filed these as material contracts, please confirm that you will do so in future filings, or advise. Please see Instruction 4 to Item 19 of Form 20-F.

We note the Staff’s comment and advise the Staff that the proprietary brands are licensed subject to the existing bottler agreements filed as exhibits to the Company’s Form 20-F and are not subject to separate license agreements. The Company will clarify its disclosure in future filings.

Mr. John Reynolds, page 3

Notes to the Consolidated Financial Statements

Note 4. Significant Accounting Policies, page F-7

Labor Liabilities, page F-10

4.

We note in the fourth paragraph on page F-10 and again in the sixth paragraph on page 39 that your Labor Liabilities include obligations for pension and retirement plans, seniority premiums and severance indemnity liabilities, all based on actuarial calculation by independent actuaries, using the projected unit credit method. Given your reference to the use of such calculations, the experts that prepared such calculations should be named, and the respective consent of such expert should be filed as an exhibit in future Exchange Act reports. Please explain to us how you plan to address this comment in future filings.

We note the Staff’s comment and advise the Staff that in our future filings on Form 20-F the Company will eliminate the references to an independent actuary and expand its disclosures to explain the method and assumptions used primarily by management to determine Labor Liabilities.

Note 16. Bonus Program, F-22

5.

We note in the third paragraph on page F-22 that all shares held by the trusts are considered outstanding for earnings per share purposes and dividends on shares held by the trusts are charged to retained earnings. Please separately state how you account for CC FEMSA Series L Shares and the FEMSA BD Units held by the trust that manages your EVA Stock Incentive Plan. Please also tell us how you considered EITF 97-14 in accounting for the CC FEMSA Series L Shares held by the trust under US GAAP.

The Company’s stock incentive plans are employee stock ownership plans that represent defined contribution plans subject to SFAS No. 87 and are not stock option plans. As such, these plans are outside the scope of both APB Opinion No. 25 and SFAS No. 123.

Accordingly, the Company records compensation cost, equivalent to the amount of the cash contribution, in the year in which the executives earn the contribution, that is, in the year in which the executives render service entitling them to the contribution, even though the actual contribution may not be made until the following year. The Company considered EITF 97-14 and determined that the stock incentive plans are not a deferred compensation arrangement subject to that Issue.

The Company confirms that, other than by payment of the cash contribution and the recording of compensation cost, the stock incentive plans, including the assets and liabilities of the trust and any forfeitures of shares, have no effect on the Company’s consolidated financial statements. The Company notes that the trust acquires the shares in the market and not directly from the Company. As a result, all Coca-Cola FEMSA shares held by the trust are considered outstanding for earnings per share computations and dividends on shares held by the trust are charged to retained earnings. The Company will revise its disclosure in future periods to indicate that this statement is intended to apply only to Coca-Cola FEMSA shares and not to FEMSA BD

Mr. John Reynolds, page 4

Units held by the trust, which as shares of Coca-Cola FEMSA’s majority shareholder, do not have any effect on the computation of earnings per share or retained earnings.

6.

We note in the first paragraph on page F-22 that 50% of the annual cash bonus is used to purchase FEMSA shares or options and the remaining is to be used to purchase CC FEMSA shares or options, and that the acquired shares or options are deposited in a trust. Please tell us the number of options purchased in 2007 under the EVA Stock Incentive Plan and how you account for the options purchased under the plan in accordance with US GAAP.

Although the Company has the capacity to authorize the distribution of options to employees as compensation, the Company has never done so. The Company will disclose in future filings that no options have been issued.

* * *

As requested by the Staff, the Company makes the following acknowledgments:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Duane McLaughlin at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

Mr. John Reynolds, page 5

Sincerely,

/s/ Héctor Treviño Gutiérrez

Héctor Treviño Gutiérrez

Chief Financial Officer

cc:

Duane McLaughlin

Cleary Gottlieb Steen & Hamilton LLP

C.P.C. Jorge Alamillo Stomayor

Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu